Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Financial Statements as of March 31, 2024

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais unless otherwise stated

Assets	Note		03/31/2024	12/31/2023

Current assets
Cash and cash equivalents	5	(c)	531,988	660,305
Cash and bank deposits	5	(c)	45,738	15,896
Financial instruments at fair value through profit or loss	5	(c)	85,649	173,300
Financial instruments at amortized cost	5	(c)	400,601	471,109
Financial instruments at fair value through profit or loss	5	(d)	1,221,642	1,168,355
Accounts receivable	5	(a)	89,701	101,523
Sub-leases receivable	10		3,601	4,071
Taxes recoverable			1,630	2,219
Other assets	6		25,169	19,109
Total current assets			1,873,731	1,955,582

Non-current assets
Financial instruments at fair value through profit or loss	5	(c)	57,965	7,146
Accounts receivable	5	(a)	16,412	16,638
Sub-leases receivable	10		1,079	1,467
Taxes recoverable			1,139	325
Deferred taxes	20		16,395	13,487
Other assets	6		19,556	19,427
			112,546	58,490

Property and equipment	8		11,924	12,591
Right of use – Leases	10		55,917	58,308
Intangible assets	9		215,527	214,748
Total non-current assets			395,914	344,137

Total assets			2,269,645	2,299,719

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais unless otherwise stated

Liabilities and equity	Note		03/31/2024	12/31/2023

Current liabilities
Trade payables			348	1,869
Deferred revenue	25		10,419	-
Leases	10 and 5(e)		25,104	24,381
Accounts payable	11		6,052	6,020
Labor and social security obligations	12		27,325	101,506
Loans and obligations	14		78,138	76,722
Taxes and contributions payable	13		18,618	24,853
Total current liabilities			166,004	235,351

Non-current liabilities
Leases	10 and 5(e)		43,188	48,431
Labor and social security obligations	12		6,784	5,357
Loans and obligations	14		554,452	540,369
Deferred taxes	20		4,303	3,883
Retirement plans liabilities	15		144,782	85,554
Total non-current liabilities			753,509	683,594

Total liabilities			919,513	918,946

Equity	16
Share capital			15	15
Additional paid-in capital			1,408,438	1,408,438
Treasury shares	16	(f)	(201,165)	(172,863)
Retained earnings			104,244	111,444
Other reserves			37,185	31,876
			1,348,717	1,378,910

Non-controlling interests in the equity of subsidiaries	7	(b)	1,415	1,864

Total equity			1,350,132	1,380,774

Total liabilities and equity			2,269,645	2,299,719

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of income

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note		03/31/2024	03/31/2023

Net revenue from services rendered	17		109,087	102,308

General and administrative expenses	18		(61,658)	(54,130)

Operating profit			47,429	48,178

Finance income	19		32,611	4,253
Finance expenses	19		(23,948)	(6,844)

Finance profit, net			8,663	(2,591)

Profit before income taxes			56,092	45,587

Income taxes	20		(10,384)	(12,881)

Profit for the year			45,708	32,706

Attributable to the shareholders of the parent company			46,157	32,737
Attributable to non-controlling interests			(449)	(31)

Basic earnings per share in Brazilian Reais	16	(g)	0.84	0.58
Diluted earnings per share in Brazilian Reais	16	(g)	0.80	0.57

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of comprehensive income

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

	03/31/2024	03/31/2023

Profit for the year	45,708	32,706

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees
Vinci Capital Partners GP Limited	4	(3)
Vinci USA LLC	947	(869)
Vinci Capital Partners F III GP Limited	22	(22)
GGN GP LLC	2	(3)
VICC Infra GP LLC	11	(4)
Vinci Capital Partners IV GP LLC	58	(48)
VICC Infra GP (Lux), S.A.R.L.	(14)	-

Total comprehensive income for the year	46,738	31,757

Attributable to:
Shareholders of the parent company	47,187	31,788
Non-controlling interests	(449)	(31)

	46,738	31,757

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of changes in equity

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

	Share capital	Additional Paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity

At January 01, 2023	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the year	-	-	32,737	-	-	32,737	(31)	32,706
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(949)	-	(949)	-	(949)
Share based payments	-	-	-	1,986	-	1,986	-	1,986
Treasury quotas bought	-	-	-	-	(17,988)	(17,988)	-	(17,988)
Allocation of profit:
Dividends	-	-	(49,015)	-	-	(49,015)	-	(49,015)

At March 31, 2023	15	1,382,038	65,032	25,186	(132,966)	1,339,305	2,982	1,342,287

At January 01, 2024	15	1,408,438	111,444	31,876	(172,863)	1,378,910	1,864	1,380,774

Profit for the year	-	-	46,157	-	-	46,157	(449)	45,708
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	1,030	-	1,030	-	1,030
Share based payments	-	-	-	4,279	-	4,279	-	4,279
Treasury shares bought, net of shares sold	-	-	-	-	(28,302)	(28,302)	-	(28,302)
Allocation of profit:
Dividends	-	-	(53,357)	-	-	(53,357)	-	(53,357)

At March 31, 2024	15	1,408,438	104,244	37,185	(201,165)	1,348,717	1,415	1,350,132

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

	Notes		03/31/2024	03/31/2023
Cash flows from operating activities

Profit before taxation			56,092	45,587
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization	18		5,464	4,555
Investment income of financial instruments at fair value through profit or loss			34,844	3,173
Net foreign exchange on liabilities at amortized cost	14	(i)	15,576	-
Interest expense on loans and obligations	19		15,010	3,934
Loss/(gain) on remeasurement of contingent consideration	19		5,756	(4,051)
Share based payments	18		6,148	2,107
Financial result on lease agreements	19		2,037	2,555
			140,927	57,860
Changes in assets and liabilities
Accounts receivables			12,048	(2,494)
Taxes recoverable			(225)	(568)
Other assets			(6,188)	(3,552)
Trade payables			(1,521)	(726)
Deferred revenue			10,419	17,219
Accounts payable			32	(85)
Labor and social security obligations			(74,623)	(62,473)
Taxes and contributions payable			(4,847)	(419)
Contribution for retirements plans			58,000	-
			(6,905)	(53,098)

Cash generated from operations			134,022	4,762
Income tax paid			(15,417)	(18,219)
Net cash inflow from operating activities			118,605	(13,457)

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets			(3,302)	(4,196)
Purchase of financial instruments at fair value through profit or loss			(383,265)	(13,338)
Sales of financial instruments at fair value through profit or loss			245,543	76,375

Net cash (outflow) from investing activities			(141,024)	58,841

Cash flows from financing activities
Interest payments of loans and obligations	14	(ii)	(11,955)	(5,943)
Principal payments of loans and obligations	14	(ii)	(8,889)	-
Treasury shares acquisition paid, net of treasury shares sold	16	(f)	(28,302)	(18,431)
Lease payments, net of sublease received			(5,652)	(5,864)
Dividends paid	16	(e)	(53,228)	(48,474)

Net cash (outflow) from financing activities			(108,026)	(78,712)

Net increase in cash and cash equivalents			(130,445)	(33,328)

Cash and cash equivalents at the beginning of the year	5	(c)	660,305	136,581

Foreign exchange variation of cash and cash equivalents in subsidiary			2,128	(2,051)

Cash and cash equivalents at the end of the year	5	(c)	531,988	101,202

Non-cash financing activities

Dividends declared and not yet paid until March 31, 2024 and 2023 were R$ 3,791 (Note 11), respectively.

Consideration payable and contingent consideration (earn-out) as of March 31, 2024 and 2023 were 119,552 and 82,123 (Note 14), respectively. Vinci expects to pay the contingent consideration through its equity instruments. However, accordingly to IAS 32, the earn-out obligation was classified as a financial liability.

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation, corporate advisory services and retirement services.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2023.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on May 9, 2024.

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private markets, public equities, corporate advisory, investment products and solutions, and retirement services, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on March 31, 2024 and December 31, 2023 are as follows:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

	Interest - %

	03/31/2024	12/31/2023

Subsidiaries
Vinci Partners Investimentos Ltda.	100	100
Vinci Assessoria financeira Ltda. (1)	100	100
Vinci Equities Gestora de Recursos Ltda. (1)	100	100
Vinci Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Gestora de Recursos Ltda. (1)	100	100
Vinci Soluções de Investimentos Ltda.	100	100
Vinci Real Estate Gestora de Recursos Ltda. (1)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (1)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Vinci APM Ltda. (1)	100	100
Vinci Monalisa FIM Crédito Privado IE (2)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (3)	85	85
Vinci SPS Capital Gestão de Recursos Ltda. (4)	100	100
VICC Infra GP (Lux), S.A.R.L.	100	100
VINCI US RE Corporation (5)	98	-

(1)	Minority interest represents less than 0.001%.

(2)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(3)	Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência. Vinci Vida e Previdência commenced its operations in April 2023.

(4)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

(5)	Under the terms of IFRS 10, the Entity does not consolidate its investment in Vinci US RE Corporation and measures at fair value through profit or loss in accordance with IFRS 9.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

In 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, the CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of the Group comprise five distinct business segments: (i) Private market strategies, (ii) Public equities, (iii) Investment products and solutions; (iv) Corporate advisory and (v) Vinci retirement services (Note 20).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

•	Financial evaluation of compound instruments.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below. The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

As of March 31, 2024, and 2023 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the main counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalents since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Debt investments carried at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the expected impairment loss was immaterial.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities exposed to US Dollars and Euros were as follows:

Balance sheet	03/31/2024	12/31/2023

Cash and cash equivalents	453,194	486,977
Financial instruments at fair value through profit or loss	-	606
Accounts receivable	10,890	5,927
Other receivables	3,410	2,381
Current assets	467,494	495,891

Financial instruments at fair value through profit or loss	35,020	-
Other receivables	-	(29)
Leases, property and equipment	2,561	2,684
Non-current assets	37,581	2,655

Trade payables	307	589
Deferred revenue	2,398	-
Loans and obligations	9,992	6,993
Labor and social security obligations	311	5,485
Taxes and contributions payable	3	-
Current liabilities	13,011	13,067

Other payables	250	242
Loans and obligations	441,358	424,340
Lease	733	940
Non-current liabilities	442,341	425,522

Net Equity exposed to US Dollars	48,242	59,957
Net Equity exposed to Euros	1,481	-

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Net foreign exchange result	03/31/2024	03/31/2023

Financial expense	(614)	(155)

Net foreign exchange result, net	(614)	(155)

The Group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) Interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits, certificates of deposits and US treasury bills of R$ 531,988 (12/31/2023 – R$ 189,196) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	03/31/2024	12/31/2023
Cash and cash equivalents	531,988	660,305
Financial instruments at fair value through profit or loss (i)	1,221,642	1,168,355
Trade payables	(348)	(1,869)
Labor and social security obligations	(34,109)	(106,863)
Accounts payable	(6,052)	(6,020)
Lease liabilities	(68,292)	(72,812)
Convertible preferred shares	(451,350)	(431,334)
Commercial notes	(61,688)	(73,189)
Consideration payable	(49,425)	(48,199)
Contingent consideration	(70,127)	(64,370)
Retirement plans liabilities	(144,782)	(85,554)
Net debt	867,457	938,450

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an active market. Illiquid investments are comprised of assets that trade infrequently.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

	Financial liabilities				Other assets
	Payables	Loans and obligations	Retirement plans	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at December 31, 2022	(99,275)	(175,290)	-	(86,211)	136,581	1,243,764

Cash flow and dividends provision	(15,477)	20,864	(82,734)	25,830	522,328	(172,629)
Fair value adjustment	-	(28,686)	(2,820)	(2,737)	1,396	97,220
Addition and finance expenses accrual	-	(450,493)		-	-	-
Foreign exchange adjustments	-	16,513		-	-	-
Other changes (i)	-	-		(9,694)	-	-
December 31, 2023	(114,752)	(617,092)	(85,554)	(72,812)	660,305	1,168,355

Cash flow and dividends provision	74,243	20,845	(58,000)	6,764	(138,042)	29,966
Fair value adjustment	-	(6,983)	(1,228)	-	8,820	23,321
Addition and finance expenses accrual	-	(13,784)	-	(2,216)	-	-
Foreign exchange adjustments	-	(15,576)	-	-	905	-
Other changes (i)	-	-	-	(28)	-	-
March 31, 2024	(40,509)	(632,590)	(144,782)	(68,292)	531,988	1,221,642

(i) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which are being presented as in other comprehensive income statements.

Maturities of financial liabilities

Except for the retirement plans liabilities, the tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at March 31, 2024	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(348)	-	-	(348)	(348)
Labor and social security obligations	(27,325)	(3,100)	(3,684)	(34,109)	(34,109)
Lease liabilities	(25,104)	(28,782)	(33,504)	(87,390)	(68,292)
Accounts payable	(6,052)	-	-	(6,052)	(6,052)
Loans and financing	(116,526)	(153,262)	(821,749)	(1,091,537)	(632,590)
Total	(175,355)	(185,144)	(858,937)	(1,219,436)	(741,391)

Contractual maturities of financial liabilities at December 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,869)	-	-	(1,869)	(1,869)
Labor and social security obligations	(101,505)	(2,458)	(2,900)	(106,863)	(106,863)
Lease liabilities	(24,381)	(32,786)	(36,017)	(93,184)	(72,812)
Accounts payable	(6,020)	-	-	(6,020)	(6,020)
Loans and financing	(114,390)	(182,178)	(783,572)	(1,080,140)	(617,092)
Total	(248,165)	(217,422)	(822,489)	(1,288,076)	(804,656)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.21% (or R$ 3.1 million) of the financial investment portfolio for a confidence interval of 95% on March 31, 2024 (0.26% or R$ 3.2 million on December 31, 2023).

●	0.36% (or R$ 5.2 million) of the financial investment portfolio for a confidence interval of 99% on March 31, 2024 (0.53% or R$ 6.8 million on December 31, 2023).

Additionally, the Group evaluated the financial investment portfolio on March 31, 2024 and December 31, 2023, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

				Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)		03/31/2024	12/31/2023
Current inflation	Inflation index	-100	bps	11.9	12.3
Exchange traded real estate funds	Share prices	-10%		(21.9)	(14.4)
Brazilian stock prices	Share prices	-10%		(5.4)	(9.3)
Fixed-rate offshore rates	US yield curve	-100	bps	(44.4)	(34.9)
Foreign exchange rate	Foreign exchange rates	10	%(***)	(0.9)	(0.4)
Domestic base overnight rate	Domestic base overnight rate	-100	bps	(4.3)	(6.0)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

5	Financial instruments

This note provides information about the group's financial instruments, including:

-	an overview of all financial instruments held by the Group

-	specific information about each type of financial instrument

-	accounting policies

-	information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	03/31/2024	12/31/2023

Accounts receivable	(a)	106,113	118,161
Other financial assets at amortized cost	(b)	5,564	5,519
Cash and cash equivalents	(c)	531,988	660,305
Financial assets at fair value through profit or loss (FVPL)	(d)	1,279,607	1,175,501
		1,923,272	1,959,486

Financial liabilities

Liabilities at amortized cost	(e)	40,509	114,752
Lease liabilities	(e)	68,292	72,812
Loans and financing	(e)	632,590	617,091
		741,391	804,655

The Group's exposure to risks associated with the financial instruments is discussed in Note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	03/31/2024	12/31/2023
Accounts receivable from contracts with customers	89,851	101,673
Loss allowance	(150)	(150)

Non-current assets
Accounts receivable from contracts with customers	16,412	16,638
	106,113	118,161

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore classified as current in its entirety. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

Non-current accounts receivable comprised by unrealized performance fees and other receivables. Unrealized performance fees are recognized when the management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur. Vinci expects the unrealized performance fees will be received during 2024. However, since its realization is subject to uncertainty, the balance is presented as a non-current receivable.

Monthly, the Entity evaluates the revenues and receipts for each customer (Funds). Additionally, on quarterly basis Vinci analyzes the outstanding balances to calculate expected credit losses and the exposure to credit risk from receivables are reviewed. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of March 31, 2024 and December 31, 2023 reconcile to the opening loss allowances as follows:

	03/31/2024	12/31/2023
Opening loss allowance on January 1	(150)	(166)
Decrease in accounts receivable allowance recognized in profit or loss	-	16
Closing loss allowance on December 31	(150)	(150)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2024 and 2023. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost refer to the following debt instruments:

	03/31/2024	12/31/2023

Employees loans (Note 6 (i))	5,564	5,519

These amounts generally arise from transactions outside the usual operating activities of the group. Interest may be charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Cash and cash equivalents

	12/31/2023	12/31/2022

Cash and bank deposits	45,738	15,896
Financial instruments at fair value through profit or loss (i)	85,649	173,300
Financial instruments at amortized cost (ii)	400,601	471,109
	531,988	660,305

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with an interest rate of 100.5% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(ii)	Comprised of US Treasury Bills with maturity date in June 2024.

d)	Financial assets at fair value through profit or loss

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds;

-	Real Estate Investments

Financial assets measured at FVPL include the following categories:

	03/31/2024	12/31/2023

Current assets	1,221,642	1,168,355
Mutual funds (i)	1,221,642	1,168,355

Non-current assets	57,965	7,146
Private markets funds (ii)	22,945	7,146
Real Estate Investments (iii)	35,020	-

The following table demonstrate the funds invested included in each category mentioned above.

(i) Mutual funds
	03/31/2024	12/31/2023

Vinci Monalisa FIM Crédito Privado IE (3)	1,011,775	991,470
Vinci Multiestratégia FIM	11,676	11,642
Vinci International Master Portfolio SPC - Reflation SP	-	606
Vinci Institucional FI RF Referenciado DI	46,853	62,687
Vinci Reservas Técnicas FI RF DI	2,256	2,199
Retirement services investment funds (1)	144,782	85,554
FI Vinci Renda Fixa CP	4,300	14,197
	1,221,642	1,168,355

(1)	These funds refer to the financial products as part of the Company's retirement plans services. See Note 15 for further information.

(2)	Vinci US RE Corporation holds investments in real estate properties.

(3)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	03/31/2024	12/31/2023
Net Asset Value	1,011,775	991,470
Real estate funds	240,604	234,245
Mutual funds	531,235	535,430
Private equity funds	147,902	136,810
Other assets/liabilities	92,034	84,985

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 74% of its investments are liquid and may be redeemed and 26% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of March 31, 2024 and December 31, 2023, Vinci Monalisa holds R$ 531,235 and R$ 535,430 of investments in mutual funds, respectively, which are distributed in the following classification:

	03/31/2024	12/31/2023
Mutual Funds’ classification
Interest and foreign exchange (a)	86.07%	84.93%
Foreign investments (b)	4.91%	4.56%
Macro (c)	4.13%	3.96%
Specific strategy (d)	4.89%	6.55%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(c)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(d)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	03/31/2024	12/31/2023

Vinci Credit Securities FII (a)	71,884	70,049
Vinci Imóveis Urbanos FII (b)	51,460	53,884
Vinci Offices FII (c)	35,229	34,639
Vinci Fulwood DL FII (d)	59,158	52,849
Other real estate funds (e)	22,873	22,824
	240,604	234,245

(a) The fund invests in real estate receivable certificates, bonds and other real estate assets;

(b) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(c) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(d) The fund’s strategy is to provide its shareholders with profitability resulting from the sale of properties, as well as the eventual commercial exploitation of properties. The Fund may carry out renovations or improvements to properties with the aim of enhancing the returns arising from their commercial exploitation or eventual commercialization.

(e) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds
	03/31/2024	12/31/2023

Vinci Infra Água e Saneamento Strategy FIP – Infraestrutura (a)	50,740	50,698
Vinci Crédito Infra Institucional Fundo Incentivado – Infraestrutura (b)	47,395	46,844
Vinci Infra Coinvestimento I FIP - Infraestrutura (c)	10,323	10,290
Vinci Impacto Ret IV FIP Multiestratégia	4,851	4,687
Other funds	34,593	24,291
Total private markets funds	147,902	136,810

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(a) The Fund's investment policy is the acquisition of shares, subscription bonuses, debentures convertible or not into shares, or other securities, convertible or exchangeable into shares issued by companies, publicly or privately held in the water sector and basic sanitation.

(b) The Fund aims to increase the value of its shares through the subscription or acquisition, on the primary or secondary market, predominantly of debentures issued by privately held companies, for the purpose of raising funds to implement projects relating to the implementation, expansion, maintenance, recovery, adaptation, or modernization of infrastructure projects.

(c) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly held, publicly traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. As of March 31, 2024 and December 31, 2023, the fund held investment in Água Vermelha Transmissora de Energia S.A.

(ii) Private markets
	03/31/2024	12/31/2023

Vinci Capital Partners III Feeder FIP Multiestratégia	4,251	4,262
Nordeste III FIP Multiestratégia	3,395	2,884
Fundo Garantidor de Infraestrutura – FGIE – Class A	3,047	-
Fundo Garantidor de Infraestrutura – FGIE – Class B	12,252	-
Total Private markets	22,945	7,146

(iii) Real Estate Investments
	03/31/2024	12/31/2023

Vinci US RE Corporation (a)	35,020	-
Total Real Estate Investments	35,020	-

(a)	In March 2024, Vinci invested in several properties through its subsidiary Vinci US RE Corporation. The investments are intended to develop real estate properties for capital appreciation through income or sale of the respective properties.

During the year, the following gains were recognized in profit or loss:

	03/31/2024	03/31/2023

Fair value gains on investments at FVPL recognized in finance income	25,871	(111)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

e)	Financial liabilities

	03/31/2024	12/31/2023

Current	136,967	210,498
Trade payables	348	1,869
Labor and social security obligations (Note 12)	27,325	101,506
Loans and obligations (Note 14)	78,138	76,722
Lease liabilities	25,104	24,381
Accounts payable (Note 11)	6,052	6,020

Non-current	604,424	594,157
Lease liabilities	43,188	48,431
Labor and social security obligations (Note 12)	6,784	5,357
Loans and obligations (Note 14)	554,452	540,369

	741,391	804,655

Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On March 31, 2024
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	85,649	-	85,649
Mutual funds	-	1,221,642	-	1,221,642
Private equity funds	-	-	22,945	22,945
Real Estate Investments	-	-	35,020	35,020
Total Financial Assets	-	1,307,291	57,965	1,365,256

	On December 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	173,300	-	173,300
Mutual funds	-	1,168,355	-	1,168,355
Private equity funds	-	-	7,146	7,146
Total Financial Assets	-	1,341,655	7,146	1,348,801

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 151,526, R$ 538,514 and R$ 229,701, respectively (2023: R$ 151,645, R$ 542,358 and R$ 212,482, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

-	the use of quoted market prices

-	for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital and Vinci Infra) or a third party hired by the Fund’s Administrator. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended March 31, 2024 and December 31, 2023:

Fair Value
Opening balance January 1, 2023	5,985
Capital deployment	947
Sales and distributions	(247)
Gain recognized in finance income	461
Closing balance December 31, 2023	7,146
Capital deployment	49,788
Sales and distributions	(31)
Gain recognized in finance income	1,062
Closing balance March 31, 2024	57,965

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

6	Other assets

	03/31/2024	12/31/2023

Employees loans (i)	5,564	5,519
Sundry advances	188	152
Advances to projects in progress (ii)	18,787	12,771
Other prepayments	320	319
Related parties’ receivables (iii)	4	4
Guarantee deposits (iv)	511	494
Receivables from employees (v)	18,946	18,820
Sublease receivables	224	224
Others	181	233

	44,725	38,536

Current	25,169	19,109
Non-current	19,556	19,427
	44,725	38,536

(i)	Refers to amounts receivable from employees.

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See Note 21 (b) for more details.

(iv)	Refers to the security deposit of a lease.

(v)	Refers to an intercompany transaction. See Note 21 (d) for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

7	Investments

(a)	Business Combination

Compass Business Combination

On March 07, 2024, Vinci announced an agreement for a combination with Compass. Once closed, the transaction will create a full-service Latin American alternative asset manager with more than US$50 billion in assets under management, across private markets, investment products and solutions, public equities, and corporate advisory segments. Founded in 1995, Compass is a leading independent asset manager and investment advisory firm in Latin America, currently present in seven countries in Latin America, the United States and United Kingdom.

The transaction will have a total upfront consideration of 11,783,384 shares of VINP Class A common stock, and a cash consideration of US$31.3 million, in the form of VINP Class C redeemable common stock. Under the agreement, Compass partners are entitled to an earn-out of up to an additional 7.5% stake in the combined entity, subject to the achievement of pre-determined metrics, to be paid in VINP Class A common stock until 2028.

The transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions.

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
Summarized Balance Sheet	03/31/2024	12/31/2023	03/31/2024	12/31/2023	03/31/2024	12/31/2023

Current assets	198	232	164,064	100,873	164,262	101,105
Current liabilities	(156)	(707)	(958)	(2,816)	(1,114)	(3,523)
Current net assets	42	(475)	163,106	98,057	163,148	97,582

Non-current assets	601	601	15,432	13,549	16,033	14,150
Non-current liabilities	(2,250)	(1,550)	(166,425)	(96,805)	(168,675)	(98,355)
Non-current net assets	(1,649)	(949)	(150,993)	(83,256)	(152,642)	(84,205)

Net assets	(1,607)	(1,424)	12,113	14,801	10,506	13,377

Accumulated NCI	(402)	(356)	1,817	2,220	1,415	1,864

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

	Vinci Asset Allocation		Vinci Holding Securitária		Total
Summarized statement of comprehensive income	03/31/2024	03/31/2023	03/31/2024	03/31/2023	03/31/2024	03/31/2023

Revenue	83	-	75	-	158	-

Profit for the period	(183)	(185)	(2,688)	103	(2,871)	(82)

Total comprehensive income	(183)	(185)	(2,688)	103	(2,871)	(82)

Profit/(loss) allocated to NCI	(46)	(46)	(403)	15	(449)	(31)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

8	Property and equipment

						03/31/2024
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipment and tools	Work of arts and others	Total

Cost
At January 1, 2024	12,858	48,963	7,634	10,325	791	80,571
Acquisitions, net of disposals	37	237	141	25	-	440
Foreign Exchange variations of property and equipment abroad	-	590	-	169	-	759

At March 31, 2024	12,895	49,790	7,775	10,519	791	81,770

Accumulated depreciation
At January 1, 2024	(9,303)	(43,205)	(6,128)	(9,344)	-	(67,980)
Depreciation	(220)	(708)	(117)	(66)	-	(1,111)
Foreign Exchange variations of property and equipment abroad	-	(590)	-	(165)	-	(755)

At March 31, 2024	(9,524)	(44,503)	(6,245)	(9,575)	-	(69,846)

Net book value
At January 1, 2024	3,555	5,758	1,506	981	791	12,591

At March 31, 2024	3,371	5,287	1,530	944	791	11,924

Annual depreciation rate - %	10	From 10 to 20	20	10	-	-

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

						12/31/2023
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total
Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions	1,076	2,574	521	496	(82)	4,585
Foreign Exchange variations of property and equipment abroad	-	(1,435)	-	(412)	-	(1,847)

At December 31, 2023	12,858	48,963	7,634	10,325	791	80,571

Accumulated depreciation
At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	-	(65,882)
Depreciation	(830)	(2,447)	(421)	(229)	-	(3,927)
Foreign Exchange variations of property and equipment abroad		1,430	-	399	-	1,829

At December 31, 2023	(9,303)	(43,205)	(6,128)	(9,344)	-	(67,980)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At December 31, 2023	3,555	5,758	1,506	981	791	12,591

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

9	Intangible assets

Intangible assets include expenditures with the development of the software, placement agent, management contracts and the goodwill generated by the acquisition of SPS.

The software development comprises mainly the following assets:

-	Products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio; and

-	Systems and applications which are being developed to support retirement services applications.

The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired, If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the year ended March 31, 2024 and December 31, 2023.

				03/31/2024
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2024	40,333	20,722	162,290	22,049	245,394
Additions	2,779	83	-	-	2,862
Foreign exchange variation of intangible assets abroad	246	50	-	-	296

At March 31, 2024	43,358	20,855	162,290	22,049	248,552

Accumulated amortization
At January 1, 2024	(24,686)	(1,896)	-	(4,064)	(30,646)
Amortization	(824)	(526)	-	(762)	(2,112)
Foreign exchange variation of intangible assets abroad	(237)	(30)	-	-	(267)

At March 31, 2024	(25,747)	(2,452)	-	(4,826)	(33,025)

At January 1, 2024	15,647	18,826	162,290	17,985	214,748

At March 31, 2024	17,611	18,403	162,290	17.223	215,527

Amortization rate (per year) - %	20%	(a)	(b)	(c)	-

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from investors in funds managed by the Group. These amounts are amortized based on the estimated duration of the related funds. When a Fund has an undefined useful life (Perpetual funds), placement agent costs are amortized within 10 years. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2023, goodwill was tested and no provision for impairment losses was identified by Vinci.

Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current performance and considering current market indicators listed below. There were no significant changes to assumptions between acquisition and reporting date.

Inputs to determine fair value of Goodwill:

Annual inflation rate – Brazil	4%
Discount Rate	12.5%

(c) Refers to the purchase price allocated to Fund’s Management Contracts as a result of SPS acquisition. These amounts are amortized based on the duration of the related funds, from September 2022 to December 2030.

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

				12/31/2023
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2023	28,250	1,359	162,290	22,049	213,948
Additions	12,684	19,469	-	-	32,153
Foreign exchange variation of intangible assets abroad	(601)	(106)	-	-	(707)

At December 31, 2023	40,333	20,722	162,290	22,049	245,394

Accumulated amortization
At January 1, 2023	(23,629)	(65)	-	(1,016)	(24,710)
Annual amortization	(1,636)	(1,863)	-	(3,048)	(6,547)
Foreign exchange variation of intangible assets abroad	579	32	-		611

At December 31, 2023	(24,686)	(1,896)	-	(4,064)	(30,646)

At January 1, 2023	4,621	1,294	162,290	21,033	189,238

At December 31, 2023	15,647	18,826	162,290	17,985	214,748

Amortization rate (per year) - %	20%	(a)	(b)	(c)	-

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	03/31/2024	12/31/2023
Sub-lease receivable
Rio de Janeiro Office - BM 336	4,680	5,538
Total	4,680	5,538

Current	3,601	4,071
Non-current	1,079	1,467
Total	4,680	5,538

Right of use assets
Rio de Janeiro Office - BM 336	47,504	48,741
São Paulo Office – JRA	7,804	8,780
NY Office - Third Avenue	609	787
Total	55,917	58,308

Lease liabilities
Rio de Janeiro Office - BM 336	(57,620)	(61,051)
São Paulo Office – JRA	(9,939)	(10,821)
NY Office - Third Avenue	(733)	(940)
Total	(68,292)	(72,812)

Current	(25,104)	(24,381)
Non-current	(43,188)	(48,431)
Total	(68,292)	(72,812)

Reduction to the right-of-use assets until March 31, 2024 were R$ 75 (reductions of R$ 2,045 during 2023 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	03/31/2024	03/31/2023

Right of use assets depreciation	(2,339)	(2,777)
Financial expense	(2,216)	(2,631)
	(4,555)	(5,408)

The total cash outflow for leases until March 31, 2024 was R$ 6,764 (R$ 6,270 until March 31, 2023).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2023.

11	Accounts payable

	03/31/2024	12/31/2023

Dividends payable	3,791	3,791
Lease payable – prior month expense	2,170	2,161
Other payables	91	68

	6,052	6,020

12	Labor and social security obligations

	03/31/2024	12/31/2023

Profit sharing	17,981	93,611
Labor provisions	16,128	13,252

	34,109	106,863

Current	27,325	101,506
Non-current	6,784	5,357

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2023 was paid in January 2024. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with the Entity policy. Vinci Management estimated the profit sharing as of March 31, 2024 based on the management and advisory net revenue recognized and the realized performance fee up to March 31, 2024.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 24 for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

13	Taxes and contributions payable

	03/31/2024	12/31/2023

Income tax	11,049	14,467
Social contribution	4,051	5,061
Social Contribution on revenues (COFINS)	1,982	2,780
Social Integration Program (PIS)	434	606
Service tax (ISS) on billing	652	1,742
Withholding Income Tax (IRRF) deducted from third parties	199	103
Others	251	94

	18,618	24,853

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

14	Loans and obligations

	03/31/2024	12/31/2023

Convertible Preferred Shares (i)	451,350	431,333
Commercial Notes (ii)	61,688	73,189
Consideration payable (iii)	49,425	48,199
Contingent consideration (iv)	70,127	64,370

	632,590	617,091

Current	78,138	76,722
Non-current	554,452	540,369

(i)	Convertible Preferred Shares

On October 10, 2023, Vinci and Ares Management Corporation (“Ares”) announced an agreement to form a strategic partnership to accelerate the growth of Vinci's platform in Latin America and to collaborate on distribution, product development and other business opportunities. In connection with the formation of the strategic partnership, an affiliate of Ares invested US$100 million (R$ 500,550) in new Series A Convertible Preferred Shares issued by Vinci.

The Series A Convertible Preferred Shares will be entitled to cumulative dividends payable quarterly in cash at a rate of 8,00% per annum. The dividend rate is subject to increase to 10,00% per annum in the case of certain breaches by the Company of its obligations under the Certificate of Designations.

The Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73,5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13,60 per Class A Common Share.

Under certain conditions, Vinci may redeem, following the dissolution or termination of the strategic partnership with Ares, and prior to the one-year anniversary of such dissolution or termination, for cash all, or, if Ares no longer holds all Series A Convertible Preferred Shares, all of the Series A Convertible Preferred Shares held by Ares and any whole number of Series A Convertible Preferred Shares held by such other holders, On or around October 1, 2033, if not earlier repurchased, redeemed or converted, the Company will redeem, in whole but not in part, all of the outstanding Series A Convertible Preferred Shares for an amount in cash equal to the stated value of the Series A Convertible Preferred Shares.

Under the terms of IAS 32, this agreement was evaluated by the Management and classified as a compound instrument, having both a liability and an equity component from the issuer's perspective. Based on it, the component parts were accounted for and presented separately according to their substance. The split was made at issuance and not revised for subsequent changes in market interest rates, share prices, or other event that changes the likelihood that the conversion option will be exercised.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

The following table presents the changes in the Convertible Preferred Shares up the period ended March 31, 2024:

Fair value of the convertible preferred shares, net of transaction costs	439,651
Net foreign exchange loss/(gain)	(16,513)
Interest expense	8,195
Closing balance December 31, 2023	431,333
Net foreign exchange loss/(gain)	15,576
Interest expense	11,434
Interest paid	(6,993)
Closing balance March 31, 2024	451,350

Current	9,992
Non-current	441,358

On January 1, 2024, the Entity paid the total amount of R$ 6,993 related to the dividends of the series A convertible preferred shares.

(ii)	Commercial notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda., a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000,00 reais for each commercial note). The commercial notes were subject to public distribution 90 days after the issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2,15% on an annual basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of March 31, 2024 and December 31, 2023.

The following table presents the changes in the Commercial Notes up the period ended March 31, 2024 and December 31, 2023:

Closing balance December 31, 2022	83,212
Interest expense	10,841
Interest paid	(11,975)
Principal paid	(8,889)
Closing balance December 31, 2023	73,189
Interest expense	2,350
Interest paid	(4,962)
Principal paid	(8,889)
Closing balance March 31, 2024	61,688

Current	18,720
Non-current	42,968

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(iii)	Consideration payable

According to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda, on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid on the second anniversary of the closing date. The amount as of March 31, 2024 and December 31, 2023 is R$ 49,425 and R$ 48,199, respectively.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iv)	Contingent consideration

Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1,7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimate.

On March 31, 2024, Vinci reevaluated the fair value of the obligation based on the economic conditions at that date, resulting in an increase of the contingent consideration fair value. The variation was recognized as an expense in the financial result in the amount of R$ 5,756 for the three months period ended March 31, 2024 (revenue of R$ 4,051 for the three months period ended March 31, 2023).

15	Retirement plans liabilities

During the year of 2023, the subsidiary Vinci Vida e Previdência S.A. started its retirement services operations. As of March 2024 and December 2023, active plans are principally accumulation of financial resources through products PGBL (Free Benefit Generator Plan) and VGBL (Free Benefit Generator Life) structured in the form of variable contribution, for the purpose of granting participants with returns based on the accumulated capital in the form of monthly withdraws for a certain term or temporary monthly withdraws.

In this respect, such financial products represent investment contracts that have the legal form of retirement plans, but which do not transfer insurance risk to the Group. Therefore, contributions received from participants are accounted for as liabilities and balance consists of the balance of the participant in the linked Specially Constituted Investment Fund (“FIE”) at the reporting date (Note 5). On March 31, 2024 the Retirement plan liabilities are R$ 144,782 (R$ 85,554 as of December 31, 2023).

16	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,466,239 Class B shares with a par value of US$ 0,00005 each and 100,000 Series A convertible preferred shares.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP," Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

Series A Convertible Preferred Shares will be convertible at the option of the holders at any time after the closing of the issuance into Class A Common Shares at an initial conversion rate of 73,5402 Class A Common Shares for each Series A Convertible Preferred Share, which represents an initial conversion price of approximately $13,60 per Class A Common Share.

Fair value option of convertible preferred shares

As informed on note 14 (i), when the initial carrying amount of a compound financial instrument is allocated to its equity and liability components, the equity component is assigned the residual amount after deducting from the fair value of the instrument determined for the liability component. At the transaction date, the fair value of the stock option and the amount of transaction cost were allocated to the equity in the amounts of R$ 34,141 and 1,958, respectively.

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO and the issuance of the convertible preferred shares.

(c)	Retained earnings

Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Other reserves are comprised by the following operations:

(i)	Exchange variation on investees

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(ii)	Share-based payments

Benefits to its employees through a share-based incentive.

(e)	Dividends

On February 7, 2024, Vinci declared a quarterly dividend distribution of US$ 0.20 per common share to shareholders as of February 22, 2024, totalizing US$ 10,756 (R$ 53,357), paid on March 5, 2024.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the additional paid-in capital.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).

In October 2023, the Company suspended for undetermined time the Repurchase Program, in compliance with SEC Rule 10b5-1.

On February 7, 2024, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares which shall be executed through open market transactions or privately negotiated purchases. The plan is approved to replace the share buyback and repurchase plans approved on February 14, 2023, which expired on the date that the R$60.0 million buyback limit set thereunder was reached.

During the first quarter of 2024, the Company bought back 533,981 shares from its shareholders, in the amount of R$ 28,302.

In March 2024 the Company holds 3,668,752 Class A common shares in treasury.

(g)	Basic and diluted earnings per share

a) Basic earning per share	03/31/2024	03/31/2023
From continuing operations attributable to the ordinary equity holders of the Entity	0.84	0.58
Total basic earning per share attributable to the ordinary equity holders of the Entity	0.84	0.58

b) Diluted earning per share	03/31/2024	03/31/2023
From continuing operations attributable to the ordinary equity holders of the Entity	0.80	0.57
Total basic earning per share attributable to the ordinary equity holders of the Entity	0.80	0.57

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	03/31/2024	03/31/2023
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	46,157	32,737
	46,157	32,737

Diluted earnings per share	03/31/2024	03/31/2023
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	46,157	32,737
Used in calculating diluted earnings per share	46,157	32,737

d) Weighted average number of share used as the denominator	Number 03/31/2024	Number 03/31/2023
Weighted average number of ordinary share/quotas used as the denominator in calculating basic earnings per share:	54,799,469	56,741,596
Adjustments for calculation of diluted earnings per share:	3,079,155	725,084
Weighted average number of ordinary shares/quotas and potential ordinary shares used as the denominator in calculating diluted earnings per share	57,878,624	57,466,680

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

17	Revenue from services rendered

	03/31/2024	03/31/2023

Gross revenue from fund management	103,185	102,491
Gross revenue from performance fees	2,352	2,075
Gross revenue from corporate advisory services	10,934	4,891

Gross revenue from services rendered	116,471	109,457

In Brazil	87,902	87,034
Abroad	28,569	22,423

Taxes and contributions
COFINS	(3,947)	(4,044)
PIS	(856)	(877)
ISS	(2,581)	(2,228)

Net revenue from services rendered	109,087	102,308

Net revenue from fund management	96,455	95,877
Net revenue from performance fees	2,273	1,963
Net revenue from advisory services	10,359	4,468

18	General and administrative expenses

	03/31/2024	03/31/2023

Personnel and profit-sharing (a)	(17,314)	(17,677)
Share Based Plans (b)	(6,148)	(2,107)
Profit sharing (a)	(19,757)	(18,795)
	(43,219)	(38,579)
Third party expense (c)	(8,413)	(6,584)
Right of use depreciation (d)	(2,339)	(2,777)
Depreciation and amortization (e)	(3,125)	(1,778)
Travel and representations	(1,140)	(865)
Condominium expenses	(660)	(985)
Other operating expenses (f)	(2,762)	(2,562)
	(61,658)	(54,130)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 19,757 (R$ 18,795 on March 31, 2023) for the three-months period ended March 31, 2024.

(b)	Share-based payments

See Note 24 for more details.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(c)	Third party expense

Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services.

(d)	Right of use depreciation

See Note 10 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation and intangible amortization.

(f)	Other operating expenses

The amount is mainly comprised of office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

19	Finance profit/(loss)

	03/31/2024	03/31/2023

Investment income (i)	25,871	-
Financial revenue through amortized cost	6,065	-
Financial revenue on sublease agreements	179	76
Contingent consideration variation (iii)	-	4,051
Other finance income	496	126

Finance income	32,611	4,253

Financial expense on lease agreements	(2,216)	(2,631)
Interest expense on loans and financing (ii)	(15,010)	(3,934)
Bank fees	(36)	(13)
Investment losses (i)	-	(111)
Fines on taxes	(1)	-
Foreign currency variation on liabilities at amortized cost	(614)	(155)
Interest on taxes	(78)	-
Contingent consideration variation (iii)	(5,756)	-
Other financial expenses	(237)	-

Finance costs	(23,948)	(6,844)

Finance profit/(loss), net	8,663	(2,591)

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss, Segregated investment income result is demonstrated below.

	03/31/2024	03/31/2023
Mutual funds and fixed income investments (a)	25,038	-
Private equity funds	833	-
	25,871	-

Mutual funds	-	(108)
Private equity funds	-	(3)
	-	(111)

(a)	Vinci Monalisa corresponds to the most part of the Group’s investment income,

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes, the consideration payable related to SPS acquisition and interest expense on the convertible preferred shares. Please see note 14 for more detail.

(iii)	Variation on contingent consideration comprises the financial result of the fair value evaluation. Please see note 14 (iii) for more detail.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

20	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for certain subsidiaries, are taxed based on the deemed profit.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies, The tax credit arising from the tax loss and negative basis under the taxable profit regime on March 31, 2024 is R$ 6,066 (R$ 6,066 on December 31, 2023).

The income tax and social contribution charge on the results for the year can be summarized as follows:

	03/31/2024	03/31/2023

Current income tax	(9,440)	(9,210)
Current social contribution	(3,431)	(3,307)

	(12,871)	(12,517)

Deferred income tax	1,829	(227)
Deferred social contribution	658	(137)

	2,487	(364)

Total income tax and social contribution	(10,384)	(12,881)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

Deferred tax balances

	03/31/2024	12/31/2023
Deferred tax assets
Tax losses	6,066	6,066
Leases	930	1,084
RSU	2,617	2,188
Interest expense on obligation for acquisition	2,538	2,121
Amortization on management Contracts	1,641	1,382
Contingent consideration	2,603	646
Total	16,395	13,487
Deferred tax liabilities
Financial revenue	(1,434)	(1,147)
Estimated revenue	(1,570)	(1,570)
Leases	(484)	(351)
Total Income Tax	(3,488)	(3,068)

Estimated revenue	(815)	(815)
Total (Taxes and contribution)	(815)	(815)

Total deferred tax liabilities	(4.303)	(3,883)

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2022	4,912	1,805	1,628	896	9,241
to profit and loss	1,154	(721)	560	3,253	4,246
As at December 31, 2023	6,066	1,084	2,188	4,149	13,487
to profit and loss	-	(154)	429	2,633	2,908
As at March 31, 2024	6,066	930	2,617	6,782	16,395

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition, amortization on management contracts and contingent consideration.

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	(174)	183	(302)	4,750	4,457
As at December 31, 2023	(1,147)	(2,385)	(351)	-	(3,883)
to profit and loss	(287)	-	(133)	-	(420)
As at March 31, 2024	(1,434)	(2,385)	(484)	-	(4,303)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

(a)	Tax effective rate

	03/31/2024	03/31/2023

Profit (loss) before income taxes	56,092	45,587
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (expense) at statutory rates	(19,071)	(15,500)
Reconciliation adjustments:
Expenses not deductible	(99)	(62)
Tax benefits	37	35
Share based payments	(338)	(29)
Unrecognized tax loss credits	(918)	-
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	9,981	2,662

Other additions (exclusions), net	24	13

Income taxes expenses	(10,384)	(12,881)
Current	(12,871)	(12,517)
Deferred	2,487	(364)

Effective rate	19%	28%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

21	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 1,755 for the three-month period ended March 31, 2024 (March 31, 2023 – R$ 1,878).

According to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of March 31, 2024.

(b)	Receivables from related parties

The Entity receivables from related parties as of December 31, 2023 and 2022, as shown in the table below:

	03/31/2024	12/31/2023
Cagliari Participações S,A,	4	4
	4	4

(c)	Employees loans

As presented in Note 6(i), Vinci may advance payments to its employees.

(d)	Receivables from employees

During 2023, Vinci sold part of its treasury shares to employees. The amount will be received from January 31, 2025, in annual installments until January 31, 2029, and a monetary variation will be charged by inflation index.

22	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

In 2024, the Entity reassessed the allocation of certain revenues and expenses across its segments and restated the segment reporting as of March 31, 2023, for comparative purposes.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

(ii)	Real Estate

The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between asset classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy investments include for core sub-strategies: infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (SPS)

This Special situation segment is focused in complex situations in which financial and human capital are employed to generate superior returns, maintaining adequate risk levels and preserving the interests of all parties involved.

Public Equities

This segment seeks return through investments in liquid funds and manages long-term positions based on fundamental analysis of Brazilian publicly traded companies, trading bonds, public stocks and derivatives, among other assets.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in five sub-strategies: separate exclusive mandates, commingled funds, international allocation, pension plans and hedge funds. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

Corporate advisory

The corporate advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The corporate advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci retirement services

The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. The retirement services segment started its operations during the first semester of 2023.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

		Three-month period ended 03/31/2024
	Private Market Strategies	Public Equities	Investment Products and solutions	Corporate Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	65,466	2,210	19,869	188	169	-	87,902
Abroad	1,485	14,988	1,964	10,132	-	-	28,569
Gross revenue from services rendered	66,951	17,198	21,833	10,320	169	-	116,471
Fund Advisory fee	605	-	9	10,320	-	-	10,934
Fund Management fee	66,338	14,864	21,814	-	169	-	103,185
Fund Performance fee	8	2,334	10	-	-	-	2,352
Taxes and contributions	(3,871)	(977)	(2,003)	(523)	(11)	-	(7,384)
Net revenue from services rendered	63,081	16,221	19,831	9,797	158	-	109,087
(-) General and administrative expenses	(11,444)	(3,700)	(5,390)	(3,507)	(2,869)	(28,600)	(55,510)
Share-based payments	(61)	(13)	(10)	-	-	(6,064)	(6,148)
Operating profit	51,576	12,508	14,431	6,290	(2,711)	(34,664)	47,429
Finance income							32,611
Finance cost							(23,948)
Finance result, net							8,663
Profit before income taxes							56,092
Income taxes							(10,384)
Profit for the period							45,708

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

		Three-month period ended 03/31/2023 (Restated)
	Private Market Strategies	Public Equities	Investment Products and solutions	Corporate Advisory	Vinci Retirement Services	Corporate Center	Total
In Brazil	44,806	15,701	21,944	4,582	-	-	87,034
Abroad	17,384	1,190	3,849	-	-	-	22,423
Gross revenue from services rendered	62,190	16,891	25,793	4,582	-	-	109,457
Fund Advisory fee	300	-	9	4,582	-	-	4,891
Fund Management fee	61,883	15,701	24,907	-	-	-	102,491
Fund Performance fee	7	1,190	877	-	-	-	2,075
Taxes and contributions	(3,477)	(1,097)	(2,179)	(396)	-	-	(7,149)
Net revenue from services rendered	58,713	15,794	23,614	4,186	-	-	102,308
(-) General and administrative expenses	(9,607)	(3,007)	(7,516)	(1,293)	(1,394)	(29,204)	(52,023)
Share-based payments	(264)	(72)	184	-	-	(1,955)	(2,107)
Operating profit	48,842	12,715	16,282	2,893	(1,394)	(31,159)	48,178
Finance income							4,253
Finance cost							(6,844)
Finance result, net							(2,591)
Profit before income taxes							45,587
Income taxes							(12,881)
Profit for the period							32,706

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

23	Legal Claims

As of March 31, 2024 and December 31, 2023, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil,

	03/31/2024	12/31/2023

Tax	22,644	22,095
Labor	37	780
Total	22,681	22,875

Tax Claims

Vinci Gestora de Recursos Ltda, is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT)) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,717 (December 31, 2023: R$ 3,652).

Vinci Equities Gestora de Recursos Ltda, has one proceeding related to the requirement of ISS (excise tax) under rendered services to investment funds located abroad in the amount of R$ 273 (December 31, 2023: R$ 266). Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On December 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 18,631 (December 31, 2023: R$ 18,154) for the calendar year of 2013.

24	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on March 31, 2024.

Stock Options

May 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18,00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

As of March 31, 2024, there are stock options outstanding with respect to 1,482,753 Class A common shares. All the stock options were vested on February 1st, 2024, and the Participants have a period of 12 months to exercise their vested options from February 1, 2024 (“Exercise Deadline”).

The total expense recognized for the programs for the three- month period ended March 2024 was R$ 119 (December 31, 2023 was R$ 120).

February 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share, Such options have an exercise price per share equal to US$9,96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. During the second quarter of 2023 the Entity and its subsidiaries issued stock option in connection to the related Plan.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

As of March 31, 2024, there are stock options outstanding with respect to 1,116,884 Class A common shares.

The total expense recognized for the programs for the three-month period ended March 2024 was R$ 977.

January 2024

In January 2024, the Board of Directors approved a third Stock Option Plan, which aims to grant up to 1,274,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$11,04; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in January 2027. During the first quarter of 2024 the Entity and its subsidiaries issued stock option in connection to the related Plan.

As of March 2024, there are stock options outstanding with respect to 1,273,492 Class A common shares.

The total expense recognized for the programs for the three-month period ended March 2024 was R$ 1,430.

Restricted Share Unit (RSU)

a)       Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1,65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950,000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)       Fair value of shares granted.

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

•	Market value of the shares at the granted date.

•	Estimative of dividend yield and the US interest rate for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions, regarding the expected life of a share-based payment.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais unless otherwise stated

c)       Outstanding shares granted and valuation inputs

The total RSUs awarded for this Plan was 781,881. The table below summarize the activity for the year ended December 31, 2023, and for the three-month period ended March 31, 2024.

	03/31/2024	12/31/2023

RSU outstanding on January 1st	688,779	781,881
Granted	-	-
Forfeited	-	(35,689)
Vested	-	(57,413)
RSU outstanding on December 31	688,779	688,779

d)       As of March 31, 2024, total compensation expense of the plans was R$ 3,622 (R$ 1,987 as of March 31, 2023), including R$ 1,869 (R$ 121 as of March 31, 2023) of social charges provisions.

25	Deferred Revenue

In accordance with the Partnership Agreement of Vinci Private Equity and Vinci Impact and Return Offshore Funds, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on a linear basis during the semester. The deferred revenue balance in March is R$10,419.

26	Subsequent Events

MAV Capital business combination

On April 25, 2024, Vinci announced a transaction to acquire MAV Capital. Founded in 2021, MAV Capital is an alternative asset manager focused on the agribusiness sector. MAV Capital manages roughly R$550 million in assets, through five investment vehicles comprising more than 35 in-house structured credit operations across a number of sectors, such as agribusiness, real estate and infrastructure.

The transaction will have an initial cash component, with an additional consideration in cash through an earnout structure to be paid in 2028, subject to the achievement of certain incremental management fee revenue targets. The transaction is expected to close in the third quarter of 2024, subject to regulatory approvals and other customary closing conditions.